UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                    Tuboscope Vetco International Corporation
                             (Name of Issuer)

                    Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                              898594-10-6
                             (CUSIP Number)

          Lawrence O'Donnell, III, Esq., Baker Hughes Incorporated
3900 Essex Lane, Suite 1200, Houston, Texas  77027, Tel. No. (713) 439-8600
       (Name, Address and Telephone Number of  Person Authorized to
                    Receive Notices and Communications)

                              March 13, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No.      898594-10-6                             Page 2 of 7

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes")
     76-0207995
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)  [ ]
                                                            (B)  [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
     00: Baker Hughes received on or about October 29, 1991, (a) 1,686,047 shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Tuboscope Vetco International Corporation,a Delaware corporation ("Tuboscope"), and (b)100,000 shares of Tuboscope's Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), as part of the consideration that Tuboscope gave to Baker Hughes for Baker Hughes' sale to
          Tuboscope of certain of Baker Hughes' assets.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
     PURSUANT TO ITEMS 2(d) OR 2(E)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                         7    SOLE VOTING POWER
                              ---------------------------------------------
                         8    SHARED VOTING POWER
      NUMBER OF               1,686,047 shares of the Common Stock and
       SHARES                 100,000 shares of the Preferred Stock,
     BENEFICIALLY             which are convertible into 1,000,000 shares
      OWNED BY                of the Common Stock.  See Items 2,5 and
        EACH                  6.2 below.
      REPORTING               ---------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,686,047 shares of the Common Stock and
                              100,000 shares of the Preferred Stock,
                              which are convertible into 1,000,000 shares
                              of the Common Stock.  See Item 4 below.
                              ---------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              ---------------------------------------------
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Prior to entering into the Exchange Agreement, as described in Item 4 below, 1,686,047 shares of the Common Stock and 100,000 shares of the Preferred Stock, which are convertible into 1,000,000 shares of the Common Stock, for an aggregate of 2,686,047 shares of Common Stock beneficially owned. After entering into the Exchange Agreement, as described in Item 4 below, Baker Hughes benefically owns 3,186,047 shares of the Common Stock and a warrant to purchase up to an additional 1,250,000 shares of the Common Stock, for an aggregate of 4,436,047 shares of Common Stock benefically owned.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Based upon information that Tuboscope provided to Baker Hughes:
     Approximately 9.1% of the Common Stock (excluding the Preferred Stock that Baker Hughes holds); Approximately 14.5% of the Common Stock (including the Preferred Stock that Baker Hughes holds). See Item 5.
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14   TYPE OF REPORTING PERSON
     CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Amendment No. 4
                                     to
                                Schedule 13D
                                     of
                          Baker Hughes Incorporated

     The following Items of the Schedule 13D of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), for the event dated October 29, 1991, as amended by Amendment No. 1 thereto for the event dated July 15, 1993, Amendment No. 2 thereto for the event dated August 17, 1993 and Amendment No. 3 thereto for the event dated January 4, 1996, in each case, relating to the Common Stock, $.01 par value per share (the "Common Stock"), of Tuboscope Vetco International Corporation, a Delaware corporation ("Tuboscope"), are hereby amended in their entirety:

Item 1:   Security and Issuer.

     This Schedule 13D relates to the Common Stock. On or about October 29, 1991, Baker Hughes received 1,686,047 shares of the Common Stock and 100,000 shares of Tuboscope's Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), as part of the consideration for Baker Hughes' sale of certain of its assets to Tuboscope. Each share of the Preferred Stock is convertible into 10 shares of the Common Stock, subject to certain adjustments. As of the date hereof, Baker Hughes' 100,000 shares of the Preferred Stock are convertible into 1,000,000 shares of the Common Stock. On March 13, 1996, Baker Hughes and Tuboscope entered into an Exchange Agreement as described in Item 4 below. The address of Tuboscope's principal executive office is 2835 Holmes Road, Houston, Texas 77051.

Item 2:   Identity and Background

     The reporting person, Baker Hughes, is a provider of products and services to the oil, gas and process industries and is incorporated under
the laws of the State of Delaware.   The address of Baker Hughes' principle
executive office is 3900 Essex Lane, Houston, Texas  77027.

     (d) During the past five years, Baker Hughes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years Baker Hughes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     On January 4, 1996, Baker Hughes entered into a Voting Agreement dated as of January 3, 1996 (the "Voting Agreement"), with D.O.S. Ltd., a Bermuda corporation ("DOS"), and Brentwood Associates IV, L.P. ("Brentwood"), the terms of which are described in Item 6.2 below. As a result, Baker Hughes may be deemed to be part of a group with DOS and Brentwood; however, Baker
Hughes hereby disclaims any such relationship.   Information regarding each
of DOS and Brentwood provided in this Amendment No. 4 to Schedule 13D of Baker Hughes Incorporated has been provided to the best information and belief of Baker Hughes. For information regarding each of Brentwood and DOS, refer to the Schedules 13D, if any (or any amendments thereto), filed by each of Brentwood and DOS, respectively.

Item 3:   Source and Amount of Funds or Other Consideration

     On or about October 29, 1991, Baker Hughes received 1,686,047 shares of the Common Stock and 100,000 shares of the Preferred Stock, as part of the consideration for Baker Hughes' sale of certain of its assets to Tuboscope.

Item 4:   Purpose of Transaction

     On March 13, 1996, Baker Hughes entered into an Exchange Agreement effective as of January 3, 1996 (the "Exchange Agreement"), with
Tuboscope whereby Tuboscope would issue to Baker Hughes (i) 1.5 million additional shares of the Common Stock and (ii) a warrant to purchase up to an additional 1.25 million shares of the Common Stock in exchange (the "Exchange") for all of the Preferred Stock held by Baker Hughes. These warrants will have an exercise price of $10.00 per share and expire on December 31, 2000. The Exchange Agreement is subject to terms and conditions including (without limitation) the condition that the Merger (defined in Item
6.2 below) shall have been consummated. Certain other agreements between Baker Hughes and Tuboscope, including (without limitation) agreements regarding registration rights that Tuboscope granted to Baker Hughes, are set forth in the Exchange Agreement.

     As described in Item 6.2 below, pursuant to the Voting Agreement, Baker Hughes has agreed to vote the shares of Common Stock that it holds in favor of the Merger and related transactions.

     Pursuant to the Purchase Agreement dated as of October 1, 1991 the ("Purchase Agreement"), between Baker Hughes and Tuboscope, Tuboscope has certain rights of first refusal on the shares of Common Stock held by Baker Hughes under certain conditions. In addition, Baker Hughes has agreed to other restrictions on its disposition of the Common Stock as set forth in
Article 8 of the Purchase Agreement. Certain other agreements between Baker Hughes and Tuboscope are also set forth in the Purchase Agreement.

     Except for the Exchange, Baker Hughes has no current intention of acquiring or disposing of shares; however, Baker Hughes' intentions may change in light of facts and circumstances that may arise in future dealings in the marketplace or other events affecting Tuboscope or Baker Hughes and the operation of the terms of their agreements.

     Baker Hughes has the right to designate a director of the Company as set forth in the Purchase Agreement.


Item 5.   Interest in Securities of the Issuer

     (a) Prior to the execution by Baker Hughes and Tuboscope of the Exchange Agreement, as described in Item 4 above, Baker Hughes beneficially owned 1,686,047 shares of the Common Stock and 100,000 shares of Preferred Stock which is convertible into 1,000,000 shares of Common Stock, for a total beneficial ownership of 2,686,047 shares of Common Stock, or 14.5% of the outstanding Common Stock (based upon information that Tuboscope provided to Baker Hughes). After entering into the Exchange Agreement, as described in
Item 4 above, Baker Hughes beneficially owns 3,186,047 shares of Common Stock and a warrant to purchase up to 1,250,000 additional shares of Common Stock, for a total beneficial ownership of 4,436,047 shares of Common Stock (including the warrants), or approximately 10.8% of the Common Stock to be outstanding immediately after the Exchange (based upon information that Tuboscope provided to Baker Hughes).

     (b) Baker Hughes has given its voting power with respect to all shares of the Common Stock held by it to DOS pursuant to the Voting Agreement for the purposes of voting those shares in favor of the Merger and related transactions. See Item 6.2, below. With respect to actions not affected by the Voting Agreement, Baker Hughes retains sole voting power. Baker Hughes has sole dispositive power with respect to the shares of Common Stock beneficially owned by it.

     Except as provided by law and upon the occurrence of certain events set forth in the Certificate of Designation of the Preferred Stock, the Preferred Stock does not have voting rights. Shares of Common Stock received upon conversion of the Preferred Stock will be subject to the Voting Agreement until it terminates.

     (c)  See Item 3 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock or the Preferred Stock beneficially owned by the reporting person (or the Common Stock into which the Preferred Stock is convertible).

     (e)  Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     6.1 Pursuant to the Purchase Agreement, Tuboscope has certain rights of first refusal on the shares of Common Stock held by Baker Hughes under certain conditions. In addition, Baker Hughes has agreed to other restrictions on its disposition of the Common Stock as set forth in Article 8 of the Purchase Agreement. Certain other agreements between Baker Hughes and Tuboscope are also set forth in the Purchase Agreement.

     6.2 Pursuant to the Voting Agreement, Baker Hughes and Brentwood have agreed to vote their respective holdings of shares of the Common Stock in favor of (a) the merger (the "Merger") of DOS with a subsidiary of Tuboscope pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 (the "Merger Agreement"), among Tuboscope, Grow Acquisition Limited and DOS as well as (b) certain related transactions contemplated thereby including (i) the issuance of 4.2 million shares of the Common Stock and warrants to purchase 2.533 million shares of the Common Stock to SCF-III, L.P. for $31 million in cash and (ii) certain amendments of Tuboscope's Certificate of Incorporation. Pursuant to the Voting Agreement, Baker Hughes has given its irrevocable proxy to designees of DOS to so vote the shares of Common Stock held by Baker Hughes. As of the effective date of the Voting Agreement, Baker Hughes had all 1,686,047 of its shares of the Common Stock subject to the Voting Agreement, and Brentwood had 1,305,064 shares of the Common Stock subject to the Voting Agreement. With respect to Baker Hughes, the Voting Agreement terminates on the earlier of (a) the termination of the Merger Agreement or (b) the consummation of the Merger.

Item 7:  Material to be Filed as Exhibits

7.1 - Purchase Agreement dated October 1, 1991, between Baker Hughes and Tuboscope.*

7.2 - Certificate of Designation to Series A Convertible Preferred Stock of Tuboscope.*

7.3 - Voting Agreement dated as of January 3, 1996, among DOS, Brentwood and Baker Hughes.**

7.4 - Exchange Agreement dated as of January 3, 1996, between Baker Hughes and Tuboscope.


* Filed previously as an Exhibit to the reporting person's Schedule 13D dated October 29, 1991, and incorporated herein by reference.

** Filed previously as an Exhibit to the reporting persons Amendment No. 3 to
Schedule 13D for the event dated January 4, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  March 14, 1996                   By: /s/ Lawrence O'Donnell, III
                                        -----------------------------------
                                        Lawrence O'Donnell, III
                                        Vice President, General Counsel and
                                        Corporate Secretary of Baker Hughes
                                        Incorporated